# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Robot Consulting Co., Ltd., CIK 0002007599
CUSIP: 77106A108
Title of class of securities: American Depositary Shares, each representing one ordinary share
Address of issuer's principal executive offices: Le Gratteciel Building 2, 6th Floor,, 5-22-6 SHIMBASHI, MINATO WARD, TOKYO, Japan (M0), 105-0004
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002098338

## Reporting persons
- Hidetoshi Yokoyama: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 28,452,000; shared voting power 0; sole dispositive power 28,452,000; shared dispositive power 0; aggregate amount beneficially owned 28,452,000 (61.9% of the class)
  Comment: Percentage of class in row 11 is calculated based on 45,960,000 ordinary shares outstanding as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Robot Consulting Co., Ltd.
Address of issuer's principal executive offices: Le Gratteciel Building 2, 6th Floor, 5-22-6 Shimbashi, Minato Ward, Tokyo, 105-0004

## Item 2. Person Filing
Name of person filing: Hidetoshi Yokoyama
Address of principal business office or, if none, residence: Le Gratteciel Building 2, 6th Floor, 5-22-6 Shimbashi, Minato Ward, Tokyo, 105-0004
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 28,452,000
Percent of class: 61.9
Sole power to vote or to direct the vote: 28,452,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 28,452,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hidetoshi Yokoyama: /s/ Hidetoshi Yokoyama, Hidetoshi Yokoyama (12/05/2025)